SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated April 4th, 2004

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

BARAN GROUP LTD.
Form 6-K

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s amended immediate report dated April 4th, 2004, filed with the Securities and Exchange Commission pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934. The amendment announced that due to lapsus calami, the sum of the Performance Bond mentioned in the immediate report dated April 1st, 2004, is incorrect. The incorrect sum refers to a previous Bond which has already been replaced.
The correct sum of the Performance Bond issued to the Israeli Water Desalination Governmental Authority by Carmel Desalination Ltd. (in which Baran Holds 33%), is NIS 35 million ($7.78 million), the correct sum of Baran’s share of the Performance Bond is NIS 11.67 million ($2.59 million).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Sasson Shilo —————————————— Sasson Shilo Chief Financial Executive

Date: April 4th, 2004

EXHIBIT INDEX

Exhibit Number	Description

1	Registrant's amended immediate report announcing that the correct sum of the Performance Bond is NIS 35 million ($7.78 million), Baran's share is NIS 11.67 million ($2.59 million).

EXHIBIT 1

NEW YORK, NY – April 4th, 2004 – The Baran Group Ltd. (hereunder, “Baran”) (NASDAQ, TASE: BRAN) announced that on April 1st, 2004, Carmel Desalination Ltd. (hereunder, “CDL”) in which Baran Holds 33%, received a letter from the Israeli Water Desalination Governmental Authority (hereunder, “the WDA”) in which the WDA notifies CDL of the termination of the Desalination Facility BOO Agreement dated October 28th, 2002 (hereunder, “the Agreement”).

The expected scope of the water desalination project was approximately NIS 450 million ($100 million).

In the letter, the WDA claims that the termination is due to CDL’s breach of obligations contained in the Agreement, including CDL’s failure to execute financing agreements.

The WDA further announced that on May 2nd, 2004, it intends to collect the Performance Bond issued to it by CDL on the sum of NIS 35 million ($7.78 million), Baran’s share of the Performance Bond is NIS 11.67 million ($2.59 million).

CDL rejects all the allegations made against it and intends to use all applicable legal measures against WDA.

Disclaimer Statement

This document contains forward looking statements that are subject to risk factors associated with Baran Group Ltd. businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, industry competition, economic and financial market conditions, exchange rates, interest, political risks, project delay approvals and cost estimates.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Sasson Shilo —————————————— Sasson Shilo Chief Financial Officer

Date April 4th, 2004